New York Life Insurance Company

51 Madison Avenue

New York, NY 10010

Bus: 212-576-7558

Fax: 212-576-8339

E-mail: charles_a_whites@newyorklife.com

www.newyorklife.com

Charles A. Whites, Jr.

Associate General Counsel

VIA EDGAR

May 15, 2012

Mr. Patrick F. Scott, Esq.

Senior Counsel

Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	New York Life Insurance and Annuity Corporation (“NYLIAC”)

NYLIAC Variable Annuity Separate Account – III; and

NYLIAC Variable Annuity Separate Account – IV (each a “Registrant”)

Registration Statements on Form N-4 for

New York Life Premier Variable Annuity; and

New York Life Premier Plus Variable Annuity

File Nos. 811-08904/333-156018 and 811-21397/333-156019

Dear Mr. Scott:

Please be advised that the Rule 485(a) filings made on May 15, 2012 (the “IPP II Amendments”) on behalf of the Registrants to make revisions to the prospectuses for the New York Life Premier and Premier Plus Variable Annuities (the “Prospectuses”) to incorporate the Investment Protection Plan II Rider are identical to the revisions made to the Prospectuses in connection with Rule 485(a) filings made on behalf of the Registrants on February 14, 2012 (which were withdrawn on April 12, 2012).

In addition, the IPP II Amendments include revisions made to the Prospectuses in response to the staff’s comments to the Rule 485(a) filings made on February 14, 2012, which were provided via telephone on April 3, 2012. No other changes were made to the Prospectuses or the Investment Protection Plan II Rider.

As such, the Registrants’ respectfully requests selective review of the IPP II Amendments pursuant to Securities Act Release No. 6510 (Feb. 15, 1984) (“1984 Release”). The Registrants’ note that the staff has encouraged registrants to request selective review of their filings pursuant to the 1984 Release. 1996 Industry Comment Letter at p. 6 par. D.1. The 1984 Release states that the staff “will try to notify each registrant promptly concerning what level of review will be accorded their filing.” The 1984 Release further states that “the staff expects to notify registrants concerning the status of their filings within ten calendar days of the filing date.”

In support of the Registrants’ request, the Registrants’ note the information provided above regarding the IPP II Amendments. Accordingly, the Registrants’ respectfully submit that selective review would be appropriate, because the staff has previously reviewed, and is familiar with, the disclosure contained in the IPP II Amendments. The Registrants would like to confirm that the staff will accord the IPP II Amendments selective review.

Please contact me with any questions.

Sincerely,

/s/ Charles A. Whites, Jr.

Charles A. Whites, Jr.

Associate General Counsel